UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Victor D. Alhadeff
   3901 7th Avenue South, Suite 200
   Seattle, WA  98108
2. Date of Event Requiring Statement (Month/Day/Year)

3. IRS or Social Security Number of Reporting Person (Voluntary)
   4. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, INC. (BRZZ)
   5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CEO, Chairman
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
                                                                                                                                   |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________
                                                                                                                                   |
Series C Preferred Stock|Immed    |         |Common stock           |233,998  |$0.9572   |D             |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Series C Preferred Stock|Immed    |         |Common stock           |473,805  |$0.9572   |I             |(1)                       |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant(right to        |Immed    |         |Series C Preferred     |97,090   |$6.00     |D             |                          |
purchase)               |         |         |stock(2)               |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |(3)      |11/13/07 |Common stock           |100      |$1632.00  |D             |                          |
(right to purchase)     |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |(4)      |11/1/09  |Common stock           |10000    |$1.50     |D             |                          |
(right to purchase)     |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |(5)      |11/1/09  |Common stock           |56567    |$1.50     |D             |                          |
(right to purchase)     |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |(6)      |11/1/10  |Common stock           |12500    |$1.50     |D             |                          |
(right to purchase)     |         |         |                       |         |          |              |                          |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Option   |(7)      |1/24/11  |Common stock           |6519     |$6.00     |D             |                          |
(right to purchase)     |         |         |                       |         |          |              |                          |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1)  By Alhadeff Limited Partnership II.

(2) Each share of Series C Preferred Stock is convertible into 1.0447 shares of common stock.

(3) The option became exercisable for 25 shares on November 13, 1998 and becomes exercisable for 25 shares on each of the next three anniversaries of that date.

(4) The option became exercisable for 2,500 shares on November 1, 1999, and for 2,500 shares on November 14, 1999 and becomes exercisable for 2,500 shares on each of the next two anniversaries of November 14, 1999.

(5)  The option became  exercisable  for 14,142 shares on November 1, 2000,  and will become exercisable for 14,142 shares on each of the next two anniversaries of that date and become exercisable for the remaining 14,141 shares on November 1, 2003.

(6) The option will become exercisable for 3,125 shares on each of the first four anniversaries of November 1, 2000.

(7) The option will become exercisable for 1,630 shares on each of the first three anniversaries of January 24, 2001 and become exercisable for the remaining 1,629 shares on January 24, 2005.


                                   /s/ Victor D. Alhadeff           May 1, 2001
                                   -----------------------------    ----------
                                   Signature of Reporting Person      Date